Term sheet No. 852B
To underlying supplement No. 1 dated September 29, 2009,
product supplement B dated September 29, 2009,
prospectus supplement dated September 29, 2009,
and prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated March 26, 2010; Rule 433
Deutsche Bank AG, London Branch
$• Knock-Out Notes Linked to the iShares® MSCI Emering Markets Index Fund due June 30*, 2011

General
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The Knock-Out Notes (the “securities”) are designed for investors who seek a return at maturity linked to the performance of the iShares® MSCI Emering Markets Index Fund.  Investors should be willing to forgo coupon and dividend payments and, if the level of the Underlying at any time on any trading day during the Observation Period declines by more than 28.0% from the Initial Level and, on the Final Valuation Date, the closing level of the Underlying is less than the Initial Level, be willing to lose up to 100% of their initial investment. If the level of the Underlying is at all times on every trading day during the Observation Period greater than or equal to 72.0% of the Initial Level, investors will be entitled to receive the greater of (a) the Underlying Return and (b) the Contingent Minimum Return. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing June 30*, 2011.
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000
•	The securities are expected to price on or about March 26*, 2010 (the “Trade Date”) and are expected to settle on or about March 31*, 2010 (the “Settlement Date”).

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	The iShares® MSCI Emering Markets Index Fund (Ticker: EEM) (the “Underlying”)
Issue Price:	100% of the Face Amount
Knock-Out Event:
A Knock-Out Event occurs if, at any time on any trading day during the Observation Period, the level of the Underlying has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	28.0%.
Knock-Out Level:	Equal to 72.0% of the Initial Level.
Payment at Maturity:	•
If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the performance of the Underlying. Accordingly, your Payment at Maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + ($1,000 x Underlying Return)
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Level is less than the Initial Level.
•
If a Knock-Out Event has not occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the performance of the Underlying, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Face Amount will equal $1,000 plus the product of  (a) $1,000 and (b) the greater of (i) the Underlying Return and (ii) the Contingent Minimum Return.

Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
The Underlying Return may be positive or negative.
Contingent Minimum Return:	1%
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Share Adjustment Factor:
Initially 1.0. The level of the Underlying is subject to adjustment for certain actions affecting the Underlying.  See “Description of Securities – Anti-dilution Adjustments for Funds” in the accompanying product supplement.

Initial Level:	The Underlying closing level (expressed as the closing price per share of the Fund) on the Trade Date.
Final Level:	The Underlying closing level (expressed as the closing price per share of the Fund) on the Final Valuation Date times the Share Adjustment Factor.
Trade Date:	March 26*, 2010
Settlement Date:	March 31*, 2010
Final Valuation Date:	June 27*, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.
Maturity Date:	June 30*, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A0 Z3 0 / US2515A0Z307
* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.
Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement for more information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$4.00	$996.00
Total	$	$	$
(1) For more detailed information about discounts and commissions, please see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.
The agent for this offering is our affiliate. For more information see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

March 26, 2010

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement B dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200252/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

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